Exhibit 99.3

SECOND SUPPLEMENTAL TRUST INDENTURE

This Second Supplemental Trust Indenture is entered into as of the 5th day of January, 2006.

AMONG:

STARPOINT ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "StarPoint")

AND:

CANETIC RESOURCES TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "CaneticTrust")

AND

CANETIC RESOURCES INC., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "Canetic Resources" or the "Corporation")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS APF Energy Trust ("APF Trust"), APF Energy Inc. ("APF") and the Debenture Trustee entered into an indenture (the "Original Indenture") dated July 3, 2003 to provide for the creation and issuance of a first series of debentures of being 9.40% convertible extendible unsecured subordinated debentures (the "9.40% Debentures");

 AND WHEREAS StarPoint, StarPoint Energy Ltd. ("SEL"), APF Trust and APF Energy and the Debenture Trustee entered into a first supplemental indenture (the "First SupplementalIndenture") dated June 27, 2005 pursuant to which StarPoint, as successor, assumed the obligations of APF Trust under the Original Indenture and to provide for certain amendments required to give effect to the business combination of StarPoint and APF which closed on June 27, 2005;

AND WHEREAS pursuant to a business combination among Acclaim Energy Trust ("Acclaim"), Acclaim Energy Inc. ("AEI"), StarPoint and SEL scheduled to be completed on January 5, 2006, among other things: (i) Canetic Trust will acquire all of the assets of StarPoint; and (ii) AEI and SEL and certain other entities will amalgamate to form the Corporation;

AND WHEREAS Canetic Trust, as Successor, wishes to assume all of the rights, covenants and obligations of StarPoint under the Indenture and in accordance with the terms thereof;

 AND WHEREAS the foregoing recitals are made as representations and statements of fact by Canetic and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Supplemental Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	"Canetic Units" means ordinary trust units of Canetic Trust;

(b)	"Conversion Adjustment Date" means the fifth (5th) trading day of the TriStar Common Shares on the Toronto Stock Exchange following the date hereof;

(c)	"Conversion Adjustment Time" means 4:30 (Calgary time) on the Conversion Adjustment Date;

(d)	"Indenture" the Original Indenture, together with the First Supplemental Indenture;

(e)
"Tristar Adjusted Value" means the weighted average trading price of the TriStar Common Shares on the Toronto Stock Exchange for the five (5) consecutive trading days commencing on the first day that the TriStar Common Shares trade on the Toronto Stock Exchange and ending on (and including) the Conversion Adjustment Date; and

(f)	"TriStar Common Shares" means the common shares of TriStar Oil & Gas Ltd.

1.2	Amendments to Indenture

(a)
This Supplemental Indenture is supplemental to the Indenture and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures and with regards to all matters governing the Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture. Any references in the text of this Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to the Indenture unless otherwise qualified.

(b)	As of and from the date hereof, the Indenture is amended by substituting StarPoint as a party to the Indenture and replacing StarPoint with its Successor, Canetic Trust.

(c)	References to SEL in the Indenture shall be changed to refer to Canetic Resources.

(d)	References to Trust Units in the Indenture shall be changed to refer to Canetic Units.

(e)
The Conversion Price in effect on the date hereof and until the Conversion Adjustment Time for each Canetic Unit to be issued upon the conversion of 9.40% Debentures shall be equal to $16.48 such that approximately 60.6796 Canetic Units shall be issued for each $1,000 principal amount of 9.40% Debentures so converted. The Conversion Price in effect after the Conversion Adjustment time shall be equal to the price determined by multiplying $16.68 by a fraction, of which the numerator shall be $2,363,426,644.58 less the number obtained by multiplying the TriStar Adjusted Value by 10,443,777, and of which the denominator shall be 2,363,426,644.58, rounded to two decimal places.

(f)
The form of certificate for the 9.40% Debenture shall be replaced with the form substantially as set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of Canetic Resources (on behalf of Canetic Trust) executing such 9.40% Debenture in accordance with the Indenture.

ARTICLE 2
SUCCESSOR TRUST

2.1	Assumption of Obligations

Canetic Trust hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of StarPoint in and to the Indenture and all of the covenants and obligations of StarPoint under the Debentures as and from the date hereof. Without limiting the generality of the foregoing, from and after the date hereof, the Debentures will be valid and binding obligations of Canetic Trust entitling the holders thereof, as against Canetic Trust, to all rights of Debentureholders under the Indenture.

ARTICLE 3
ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Debenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2	Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.3	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

3.4	Execution by Canetic Resources

The parties hereto acknowledge that the administrator of Canetic Trust is entering into this Second Supplemental Indenture solely in its capacity as administrator of Canetic Trust, and the obligations of Canetic Trust hereunder shall not be personally binding upon the administrator or any registered or beneficial holder of units of Canetic Trust, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of Canetic Trust arising hereunder or arising in connection herewith or from the matters to which this Second Supplemental Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the trust indenture of Canetic Trust.

3.5	Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

STARPOINT ENERGY TRUST, by its attorney,
STARPOINT ENERGY LTD.

By:	"Paul Colborne"
Paul Colborne
President and Chief Executive Officer

CANETIC RESOURCES TRUST, by its attorney,
CANETIC RESOURCES INC.

By:	"J. Paul Charron"
J. Paul Charron
President and Chief Executive Officer

CANETIC RESOURCES INC.

By:	"J. Paul Charron"
J. Paul Charron
President and Chief Executive Officer

By:	"David J. Broshko"
David J. Broshko
Vice President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:	"Dan Sander"

By:	"Laura Leong"

SCHEDULE "A"

TO THE SECOND SUPPLEMENTAL TRUST INDENTURE AMONG

STARPOINT ENERGY TRUST, CANETIC RESOURCES TRUST, CANETIC RESOURCES INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF 9.40% DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Debenture is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to Canetic Resources Trust or its agent for registration of transfer, exchange or payment, and any Debenture issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.

CUSIP 137513AA5

No. •	[$9,255,000]

CANETIC RESOURCES TRUST

(A trust governed by the laws of Alberta)

9.40% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE JULY 31, 2008

CANETIC RESOURCES TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "OriginalIndenture") dated as of July 3, 2003 among APF Energy Trust, APF Energy Inc. and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended and supplemented by the first supplemental indenture dated as of June 27, 2005 whereby Canetic Energy Trust, as successor, agreed to assume all of the rights, covenants and obligations of APF Energy Trust under the Indenture and as further amended and supplemented by the second supplemental indenture dated as of January 5, 2006 whereby the Trust, as successor, agreed to assume all of the rights, covenants and obligations of StarPoint Energy Trust under the Original Indenture, as amended (together with the Original Indenture, the "Indenture"), promises to pay to the registered holder hereof on July 31, 2008 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of Nine Million Five Hundred and Ninety Eight Thousand ($9,255,00) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 9.40% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on July 31 and January 31 in each year and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $46,986,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into trust units of the Trust ("Canetic Trust Units") (without adjustment for interest accrued hereon or for dividends or distributions on Canetic Trust Units issuable upon conversion) at a conversion price of $16.48 (the "Conversion Price") per Canetic Trust Unit, being a rate of approximately 60.6796 Trust Units for each $1,000 principal amount of Debentures, after giving effect to an adjustment to the Conversion Price in accordance with the formula set forth in the joint information circular and proxy statement dated November 18, 2005 (the "Circular") of Acclaim Energy Trust and StarPoint Energy Trust with respect to a plan of arrangement involving, inter alia, Acclaim Energy Trust, StarPoint Energy Trust, the unitholders of Acclaim Energy Trust and the unitholders of StarPoint Energy Trust, all subject to the terms and conditions and in the manner set forth in the Indenture.  From and after 4:30 (Calgary time) on the fifth (5th) trading day of the common shares ("TriStar Common Shares") of TriStar Oil & Gas Ltd. on the Toronto Stock Exchange following January 5, 2006, the Conversion Price shall be equal to the price determined by multiplying $16.68 by a fraction, of which the numerator shall be $2,363,426,644.58· less the number obtained by multiplying the TriStar Adjusted Value by 10,443,777, and of which the denominator shall be 2,363,426,644.58·, and then the Conversion Price shall be further adjusted by dividing the Conversion Price by 0.8333, rounded to two decimal places.  For purposes of this Debenture, "Tristar Adjusted Value" means the weighted average trading price of the TriStar Common Shares on the Toronto Stock Exchange for the five (5) consecutive trading days commencing on the first day that the TriStar Common Shares trade on the Toronto Stock Exchange.  The Indenture also makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  No adjustment in the number of Canetic Trust Units to be issued upon conversion will be made for distributions or dividends on Canetic Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion.  If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding

2

Business Days, the person or persons entitled to receive Canetic Trust Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Canetic Trust Units until the day following such Interest Payment Date.

This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before July 31, 2006, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After July 31, 2006 and on or prior to July 31, 2007, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,050 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After July 31, 2007 and prior to maturity, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,025 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Canetic Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Canetic Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an offer is made to acquire outstanding Initial Debentures where, as of the date of the offer to acquire, the Initial Debentures subject to the offer to acquire, together with the Initial Debentures beneficially owned or over which control or direction is exercised by the Offeror, the Associates and Affiliates of the Offeror and any person acting jointly or in concert with the Offeror constitute 20% or more of the outstanding principal amount of Initial Debentures, and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer to acquire by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Canetic Trust Units obtained by dividing the principal amount of this Initial Debenture to be paid for in Canetic Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Canetic Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

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The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Canetic Trust Units, officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF CANETIC RESOURCES TRUST has caused this Debenture to be signed by its authorized representatives as of the 5th day of January, 2006.

CANETIC RESOURCES TRUST, by its administrator
Canetic Resources Ltd.

By:

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(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 9.40% Convertible Unsecured Subordinated Debentures due July 31, 2008 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: _____________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $______________ principal amount hereof*) of CANETIC RESOURCES TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: __________________________________________________________________________________________________________________________________________________________

Address of Transferee: ____________________________________________________________________________________________________________________________________________
                                                                        (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________________________________________________________________________________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"

TO CDS GLOBAL DEBENTURE

CANETIC RESOURCES TRUST

9.40% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE JULY 31, 2008

Initial Principal Amount: $9,255,000	CUSIP: 137513AA5

Authorization: ________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization